PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE August 22, 2011

CANADIAN ZINC AND GOVERNMENT OF THE NORTHWEST TERRITORIES SIGN SOCIO-ECONOMIC AGREEMENT FOR PRAIRIE CREEK MINE

Yellowknife, Northwest Territories, August 22, 2011 - Canadian Zinc Corporation (TSX:CZN; OTCQB:CZICF) is pleased to announce that the Government of the Northwest Territories (“GNWT”) and Canadian Zinc have signed a Socio-Economic Agreement related to the planned development of Canadian Zinc’s Prairie Creek silver/zinc/lead mine in the Northwest Territories, Canada.

The Prairie Creek Socio-Economic Agreement (“Agreement”) was signed today in a formal signing ceremony at the Legislative Assembly in Yellowknife.

The Agreement establishes the methods and procedures by which the Company and the Government of the Northwest Territories have agreed to work together to maximize the beneficial opportunities and minimize the negative socio–economic impacts arising from an operating Prairie Creek Mine.

“The signing of this Agreement reflects the commitment of both parties to ensure that the development of northern resources occurs in a manner that is sensitive to social and cultural considerations and is economically sustainable,” said Minister of Industry, Tourism and Investment, Bob McLeod.

“The GNWT has long supported the advancement of non-renewable resource development that respects the principles of conservation and is carried out in a manner that ensures benefits from northern development accrue to both the residents and economy of the NWT.

“Canadian Zinc is very pleased to have signed this landmark agreement with the Government of the Northwest Territories. The Prairie Creek silver/zinc/lead mine has the potential to provide significant direct and indirect employment benefits and business opportunities to the Northwest Territories and in particular to the Dehcho Region, stated John Kearney, Chairman and CEO of Canadian Zinc Corporation, and the President of the Northwest Territories and Nunavut Chamber of Mines.

“Canadian Zinc is committed to developing and operating the Prairie Creek Mine in a manner that contributes to the social, economic and cultural well-being of the Northwest Territories and, in particular, the residents and communities in the region”.

The Agreement defines hiring priorities and employment commitments and practices during the construction, operation and closure of the Prairie Creek Mine and across the entire spectrum of project-based employment.

Canadian Zinc has targeted employment levels of at least 60% NWT residents and 15%-25% Aboriginals. For project employees living in any of the NWT’s communities, the SEA includes a commitment during operations to cover the costs of travel to and from employee pick-up points.

GNWT and Canadian Zinc acknowledge that developing qualified workers for the Prairie Creek Mine is a shared responsibility of the Company, GNWT, communities, educational institutions and government agencies. The GNWT and Canadian Zinc will continue to work, albeit now on a more formal basis, with local communities to develop training programs that would enable residents of the Northwest Territories to take advantage of employment opportunities arising from the Prairie Creek Mine.

The Company has agreed to implement policies to maximize business and value added opportunities for businesses in the Northwest Territories. Canadian Zinc will use its best efforts to ensure that purchases of goods and services through or from NWT businesses will be at least 30% during construction and at least 60% during operations.

To support economic and business opportunities for NWT residents, the GNWT will, in collaboration with CZN, support project related community economic and business opportunities as well as business development planning and delivery of business development programs relevant to the Prairie Creek Mine.

The Agreement also establishes measures to monitor the socio-economic commitments arising from the Prairie Creek Mine including the establishment of the Prairie Creek Mine Socio-Economic Advisory Committee, a committee comprised of representatives from Canadian Zinc, GNWT and members of the five Aboriginal communities that make up Nahendeh Aboriginal Economic Development Council.

Canadian Zinc has agreed to protect the cultural and social well-being and traditional economies of residents and communities in the Dehcho Region and to support traditional pursuits of Aboriginal employees in balance with the operational requirements of the Project.

Prairie Creek Project Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek Mine will provide significant economic opportunities for the entire Dehcho Region and the Northwest Territories.  When in operation, it is expected that the Prairie Creek Mine will provide about 220 full-time jobs. A Socio-Economic Study, carried out for the Company as part of its environmental assessment, predicts that the Prairie Creek Mine will have positive and lasting impacts on the local communities and on the Dehcho Region.

In addition to this Socio-Economic Agreement, Canadian Zinc has signed important Impact and Benefits Agreements with each of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson), both part of the Dehcho First Nations.

The Prairie Creek Mine is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside the Nahanni National Park Reserve.  In 2009 Nahanni National Park Reserve was expanded to surround but exclude the Prairie Creek Mine, and access to the Prairie Creek area was protected in an amendment to the Canada National Parks Act.

The planned development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The Company’s environmental assessment report demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment. The assessment indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park Reserve.

Since acquiring the property in the 1990s, Canadian Zinc has invested over $45 million, quadrupling the known mineral resource and advancing the project through five environmental assessments related to various exploration and development programs which required obtaining land use permits and licences.

The mineral resource at the Prairie Creek Property comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc. Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com